BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Final Detailed Voting Map –Extraordinary General Meeting Held on May 25, 2018

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), pursuant to CVM Instruction n°. 481, of December 17, 2009, hereby provides its shareholders with the final detailed voting map of the Extraordinary General Meeting held on May 25, 2018, which consolidates the remote votes sent directly to the Company and through custody and bookkeeping agents, and the votes delivered in person, as attached.

São Paulo, May 30, 2018

Lorival Nogueira Luz Jr.

Global Chief Executive Officer,

Chief Financial and Investor Relations Officer